John L. Reizian, Esquire

2nd Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut 06103-1106

Telephone: (860) 466-1539, Facsimile:  (860) 466-1778

John.Reizian@LFG.com

October 1, 2009

Ms. Ellen Sazzman, Counsel

Office of Insurance Products

Division of Investment Management

U. S. Securities and Exchange Commission

Room 8634; Mail Stop 8629

100 F Street, NE

Washington, DC 20549

Re:	Lincoln Life Flexible Premium Variable Life Account M
The Lincoln National Life Insurance Company
File Nos. 333-146507 and 811-08557
Post-Effective Amendment No. 11
Lincoln AssetEdgeSM VUL

Dear Ms. Sazzman:

Pursuant to our discussion, I have attached the revised page of the Supplement for your review.  Thank you again for your patience and consideration with regard to this submission.

Should you have any questions, please feel free to contact me at (860) 466-1539.

Sincerely,

/s/ John L. Reizian

John L. Reizian
2nd Vice President and Associate General Counsel

Amount or increase in specified amount” to “$1.25 per month per $1000 of Initial Specified Amount or increase in specified amount.”

5.               The charges shown in the Administrative Fee section of “Table II: Periodic Charges Other Than Fund Operating Expenses” for a Representative Insured (male and female) have been changed. The charge for a male Representative Insured has been reduced from “$0.33 per month per $1000 of specified amount” to “$0.29 per month per $1000 of specified amount.” The charge for a female Representative Insured has been increased from “$0.21 per month per $1000 of specified amount” to “$0.27 per month per $1000 of specified amount.”

6.              The Mortality and Expense Risk Charge provision, under the section of the prospec~~ut~~tus entitled “Policy ~~c~~Charges and Fees”, has been changed. The current charge has been changed from an effective annual rate of 0.10% in policy years 1-20 and 0.0% thereafter to an effective annual rate of 0.15% in policy years 1-15 and 0.00%. thereafter.

7.              The Persistency Bonus provision, under the section of the prospectus entitled “Premiums”, has been changed. The policy year in which it will first be credited has been changed from policy year 21 to policy year 16. The annual rate guaranteed to be credited has been changed from not less than 0.15% to 20%.

The changes noted above have resulted in changes in the numerical values in some of the representative calculations and tables included in the prospectus, dated May 1, 2009, and the Supplement to the prospectus, dated August 14, 2009. The tables, calculations and the sentences in which these numerical changes occur are set out below.

B. In the prospectus, under “Policy Charges and Fees”, the General section of “Surrender Charges” has been changed. The fourth and fifth paragraph of this section have been changed for clarity. ~~and t~~The schedule of maximum Surrender Charge Periods (i.e. the length of time during which Surrender Charges are applied) associated with the age of the insured on the Policy Date (or the date of an increase in specified amount) that follows the fifth paragraph has been replaced.~~s~~

Please refer to the May 1, 2009 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

This supplement is for informational purposes and requires no action on your part. Please also note that certain terms used in this supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary.

The prospectus dated May 1, 2009 and the Supplement dated August 14, 2009 are being amended as follows (in order of how these respective sections appear in the prospectus):

Changes to “Charges and Fees” (in the prospectus)

The following replaces the “Surrender Charge” section of Table I: Transaction Fees:

Charge	When Charge is Deducted	Amount Deducted
Surrender Charge*(1)	Upon full surrender of your policy, the Surrender charge